CHINA KANGTAI CACTUS BIO-TECH INC.
Limin Economic and Technological Development Zone
Harbin, Heilongjian Province
People’s Republic of China 150025

October 26, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg

Re:	China Kangtai Cactus Bio-Tech, Inc. Form 10-KSB for the fiscal year ended December 31, 2006 File No. 000-33097

Dear Mr. Rosenberg:

On behalf of China Kangtai Cactus Bio-Tech, Inc. (the “Company”) and in response to the Commission’s letter to the Company dated October 11, 2007, we hereby respectfully request that the Commission grant an extension to file the amended Form 10-KSB for the fiscal year ended December 31, 2006 (“10-KSB 2006”).

The Company is unable to file the amended 10-KSB 2006 because the Company’s former independent auditor has refused to issue a new Report of Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2005. As a result, the Company’s current independent auditor will have to conduct an audit of the Company’s financial statements for the fiscal year ended December 31, 2005. The Company believes that the audit process will be completed by the end of 2007 and the Company intends to file the amended 10-KSB 2006 as soon as possible thereafter.

Thank you for your consideration of this request. Please feel free to contact me at (415) 955-8900 with any questions or to discuss this request for extension.

Very truly yours, Crone Rozynko LLP /s/ Alisande M. Rozynko Alisande M. Rozynko, Partner